

January 31, 2012

<u>Via Facsimile</u>
Mr. Steven J. Ford
Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

    RE: **Carlisle Companies Incorporated**
               Form 10-K for the Year Ended December 31, 2010
               Filed February 16, 2011
               Form 10-Q for the Period Ended September 30, 2011
               Filed October 25, 2011
               Response dated January 11, 2012
               File No. 1-9278

Dear Mr. Ford:

      We have reviewed your response letter dated January 11, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Financial Statements</u>

<u>Notes to the Financial Statements</u>

<u>Note 9 – Acquisitions, page 56</u>

1. We note your response to comment six from our letter dated December 27, 2011. Please provide more transparent disclosures regarding the periods used to amortize your customer relationships in a similar manner to your response. You may summarize this information by

aggregating useful lives by meaningful ranges of useful lives. Please show us supplementally what your revised disclosures will look like.

Note 17 - Commitments and Contingencies, page 76

Litigation, page 77

2. We note your response to comments seven and eight from our letter dated December 27, 2011. Your revised disclosure states that the ultimate outcome of other legal actions may have more than an inconsequential impact on your results of operations for a particular period, which indicates that the ultimate outcome may be material. It is not clear how this corresponds to your response to comment eight in which you indicate that the estimate of any loss exceeding amounts accrued is immaterial. Please advise or revise your disclosures as necessary. Please show us supplementally what your revised disclosures will look like.

     You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief